UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

February 27, 2003

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐         No   ☒

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4 Marksistskaya St., Moscow 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 24.01.2003

Code of the fact (event, action): 0704715A24012003

Full company name of the contracting party: Closed Joint Stock Company Raiffeisenbank Austria.

Location of contracting party:  17/1 Troitskaya St., Moscow 129090, Russian Federation.

Postal address of contracting party: 17/1 Troitskaya St., Moscow 129090, Russian Federation.

Date of transaction: 24.01.2003

Description of transaction: Contract No. RBA/1000/C relating to termination of MTS OJSC and ZAO Raiffeisenbank Austria obligations under Credit Line Agreement No. RBA/1000/A that provides for a credit line in the aggregate amount of 50 million US dollars bearing interest of LIBOR + 3.25% per annum against pledge of telecommunication equipment for the amount of credit line.

President                                                                                                                                               M.A.Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4 Marksistskaya St., Moscow 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 18.12.2002

Code of the fact (event, action): 1804715A18122002

Full company name of the contracting party: Closed Joint Stock Company Commercial Bank Citybank.

Location of the contracting party:  8-10 Gasheka St., Moscow 125047, Russian Federation

Postal address of the contracting party: 8-10 Gasheka St., Moscow 125047, Russian Federation

Date of transaction: 18.12.2002

Description of transaction: Contract of Guarantee between MTS OJSC and ZAO Citybank in respect of Telecom XXI OJSC obligations under Credit Facility Agreement between ZAO Citybank and Telecom XXI OJSC for an aggregate amount of 10 million US dollars bearing interest of LIBOR + 3.5% per annum, for a one-year term.

President                                                                                                                                               M.A.Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4 Marksistskaya St., Moscow 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 27.12.2002

Code of the fact (event, action): 0704715A27122002

Full company name of the contracting party: CREDIT SUISSE FIRST BOSTON BANK AO

Location of the contracting party: 5 Nikitsky pereulok, Moscow 103009, Russian Federation

Postal address of the contracting party: 5 Nikitsky pereulok, Moscow 103009, Russian Federation

Date of transaction: 27.12.2002

Description of transaction: Contract of Pledge of 100% shares in Telecom XXI CJSC in respect of MTS OJSC obligations under the Syndicated Loan Agreement between MTS OJSC and Credit Suisse First Boston for the amount of up to 125,000,000 US dollars.

President                                                                                                                                               M.A.Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4 Marksistskaya St., Moscow 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 27.12.2002

Code of the fact (event, action): 1804715A27122002

Full company name of the contracting party: CREDIT SUISSE FIRST BOSTON BANK AO

Location of the contracting party: 5 Nikitsky pereulok, Moscow 103009, Russian Federation

Postal address of the contracting party: 5 Nikitsky pereulok, Moscow 103009, Russian Federation

Date of transaction: 27.12.2002

Description of transaction: Contract of Pledge of 100% shares in Telecom XXI CJSC in respect of MTS OJSC obligations under the Syndicated Loan Agreement between MTS OJSC and Credit Suisse First Boston for the amount of up to 125,000,000 US dollars.

President                                                                                                                                               M.A.Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4 Marksistskaya St., Moscow 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 27.12.2002

Code of the fact (event, action): 0704715A27122002

Full company name of the contracting party: CREDIT SUISSE FIRST BOSTON INTERNATIONAL.

Location of the contracting party: One Cabot Square, London E14 4QJ, England

Postal address of the contracting party: One Cabot Square, London E14 4QJ, England

Date of transaction: 27.12.2002

Description of transaction: Agreement between MTS OJSC and Credit Suisse First Boston International relating to the provision of a syndicated loan against the pledge of 100% shares in Telecom XXI CJSC for the amount of up to 125,000,000 US dollars.

President                                                                                                                                               M.A.Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4 Marksistskaya St., Moscow 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 27.01.2003

Code of the fact (event, action): 0704715A27012003

Full company name of contracting party: CREDIT SUISSE FIRST BOSTON INTERNATIONAL.

Location of contracting party: One Cabot Square, London E14 4QJ, England

Postal address of contracting party: One Cabot Square, London E14 4QJ, England

Date of transaction: 27.01.2003

Description of transaction: Contract of termination of the Syndicated Loan Agreement between MTS OJSC and Credit Suisse First Boston against a pledge of 100% shares in Telecom XXI CJSC for the amount of up to 125,000,000 US dollars.

President                                                                                                                                               M.A.Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4 Marksistskaya St., Moscow 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 30.01.2003

Code of the fact (event, action): 0704715A30012003

Full company name of the contracting party: MOBILE TELESYSTEMS FINANCE S.A.

Location of the contracting party: 3 Avenue Pasteur, L-2311 Luxembourg

Postal address of the contracting party: 3 Avenue Pasteur, L-2311 Luxembourg

Date of transaction: 30.01.2003

Description of transaction: Loan Agreement in accordance with which MOBILE TELESYSTEMS FINANCE S.A. undertakes to grant a loan in the amount of 400,000,000 US dollars to MTS OJSC. The amount advanced under the agreement will bear annual interest rate of 9.84% which shall be calculated on the basis of a year that lasts 360 days and consists of 12 months 30 days each and shall be repaid once every six months, for the past period Two Working Days prior to January 30 and July 30 of each year, starting from July 30, 2003. MTS OJSC undertakes to repay the loan 2 (two) Working Days prior to January 30, 2008.

President                                                                                                                                               M.A.Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4 Marksistskaya St., Moscow 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 30.01.2003

Code of the fact (event, action): 1804715A30012003

Full company name of the contracting party: MOBILE TELESYSTEMS FINANCE S.A.

Location of the contracting party: 3 Avenue Pasteur, L-2311 Luxembourg

Postal address of the contracting party: 3 Avenue Pasteur, L-2311 Luxembourg

Date of transaction: 30.01.2003

Description of transaction: Loan Agreement in accordance with which MOBILE TELESYSTEMS FINANCE S.A. undertakes to grant a loan to MTS OJSC in the amount of 400,000,000 US dollars. The amount advanced under the agreement will bear annual interest rate of 9.84% which shall be calculated on the basis of a year that lasts 360 days and consists of 12 months 30 days each and shall be repaid once every six months, for the past period Two Working Days prior to January 30 and July 30 of each year, starting from July 30, 2003. MTS OJSC undertakes to repay the loan 2 (two) Working Days prior to January 30, 2008.

President                                                                                                                                               M.A.Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Location: 4 Marksistskaja St, Moscow 109147, Russian Federation

Issuer’ code: 04715-A

Date of occurrence of the fact (event, action): 23.12.2002

Code of the fact (event, action): 0704715A23122002

Full company name of the contracting party: Raiffeisenbank-Austria Closed Joint Stock Company

Location of the contracting party: 17/1 Troitskaya St., Moscow 129090, Russian Federation

Postal address of the contracting party: 17/1 Troitskaya St., Moscow 129090, RussianFederation

Date of transaction: 23.12.2002

Description of transaction: Contract of Pledge No. RBA/1000/B relating to pledging of MTS OJSC assets in order to guarantee MTS OJSC obligations under the Credit Line Agreement concluded with ZAO Raiffeisenbank-Austria, that provides for a credit line in the aggregate amount of 50 million US dollars.

President                                                                                                                                               M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Location: 4 Marksistskaya St., Moscow 109147, Russian Federation

Issuer’ code: 04715-A

Date of occurrence of the fact (event, action): 23.12.2002

Code of the fact (event, action): 0704715A23122002

Full company name of contracting party: Raiffeisenbank-Austria Closed Joint Stock Company

Location of contracting party: 17/1 Troitskaya St., Moscow 129090, Russian Federation

Postal address of contracting party: 17/1 Troitskaya St., Moscow 129090, Russian Federation

Date of transaction: 23.12.2002

Description of transaction: Credit Line Agreement No. RBA/1000/A that provides for a credit line in the aggregate amount of 50 million US dollars bearing interest of LIBOR + 3.25% per annum against pledge of telecommunication equipment for the amount of credit line.

President                                                                                                                                               M.A. Smirnov

Information on an essential fact (event, action) influencing financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: 4 Marksistskaya St., Moscow 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 18.12.2002

Code of the fact (event, action): 0704715A18122002

Full company name of the contracting party: Closed Joint Stock Company Commercial Bank Citybank.

Location of the contracting party:  8-10 Gasheka St., Moscow 125047, Russian Federation

Postal address of the contracting party: 8-10 Gasheka St., Moscow 125047, Russian Federation

Date of transaction: 18.12.2002

Description of transaction: Contract of Guarantee between MTS OJSC and ZAO Citybank in respect of Telecom XXI OJSC obligations under Credit Facility Agreement between ZAO Citybank and Telecom XXI OJSC for an aggregate amount of 10 million US dollars bearing interest of LIBOR + 3.5% per annum, for a one-year term

President                                                                                                                                               M.A.Smirnov

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	Mikhail Smirnov
		Name:	Mikhail Smirnov
		Title:	President

Date: February 27, 2003